Filed Pursuant to Rule 424(b)(3)
Registration No. 333-271307

PROSPECTUS SUPPLEMENT NO. 5
(to Prospectus dated October 20, 2023)

4,151,519 Shares of Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated October 20, 2023 (the “Prospectus”), which forms a part of our registration statement on Form S-11 (File No. 333-271307) with the information contained in our current report on Form 8-K, filed with the U.S. Securities and Exchange Commission on December 4, 2023 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement related to the potential offer and resale from time to time by the stockholders identified in the Prospectus, or their permitted transferees the (“Registered Stockholders”), of up to 4,151,519 shares of our common stock, par value $0.001 per share (the “common stock”), in connection with our direct listing on the Nasdaq Capital Market (“Nasdaq”). We will not receive any proceeds from the sale of shares of common stock by the Registered Stockholders.

Our common stock is currently listed on Nasdaq under the ticker symbol “AIRE.” On December 4, 2023, the closing price of our common stock was $3.46.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

We are a “controlled company” under the Nasdaq listing rules because Giri Devanur, our chief executive officer and chairman, owns approximately 62.64% of our outstanding common stock. As a controlled company, we are not required to comply with certain of Nasdaq’s corporate governance requirements; however, we will not take advantage of any of these exceptions.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 8 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 4, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (date of earliest event reported): December 4, 2023

reAlpha Tech Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-41839	86-3425507
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

6515 Longshore Loop, Suite 100, Dublin, OH 43017

(Address of principal executive offices and zip code)

(707) 732-5742

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	AIRE	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Execution of Purchase Agreements to Acquire Naamche, Inc. and Naamche, Inc. Pvt. Ltd.

On December 3, 2023, reAlpha Tech Corp. (the “Company”) entered into a Stock Purchase Agreement, dated as of December 3, 2023 (the “First Purchase Agreement”), by and among the Company, Naamche, Inc., a Delaware corporation and artificial intelligence (“AI”) studio (“U.S. Naamche”), the selling shareholders of U.S. Naamche identified therein (each a “Seller,” and, collectively, the “Sellers”), and Ramesh Pathak as the representative of the Sellers (the “Sellers’ Representative”), pursuant to which the Company agreed to acquire all of the issued and outstanding shares of capital stock of U.S. Naamche not already owned by the Company (the “First Acquisition”), in exchange for: (i) 225,000 shares (the “Shares”) of the Company’s restricted common stock, par value $0.001 per share, to be issued to the Sellers within 9 months from the closing date of the Acquisitions (as defined below) (the “Closing Date”), with each Seller receiving a number of Shares based on such Seller’s Relative Share (as defined in the First Purchase Agreement); and (ii) $450,000 in cash, payable to the Sellers in the 3 year period following the Closing Date based on the achievement of specified revenue-based targets (the “Contingent Payments,” and together with the Shares, the “U.S. Naamche Purchase Price”). The Shares will be subject to vesting over a 3 year period commencing from the date of issuance (the “Vesting Period”), provided that the Sellers remain actively involved in the management and operations of Naamche (as defined below) during the Vesting Period.

As of the date of execution of the First Purchase Agreement, the Company owned 25% of the issued and outstanding capital stock of U.S. Naamche.

Concurrently with the execution of the First Purchase Agreement, the Company also entered into a Stock Purchase Agreement, dated as of December 3, 2023 (the “Second Purchase Agreement,” and together with the First Purchase Agreement, the “Purchase Agreements”), by and among the Company, Naamche, Inc. Pvt. Ltd., a corporation formed in the country of Nepal, (“Nepal Naamche,” and together with U.S. Naamche, “Naamche”), the Sellers and the Sellers’ Representative, pursuant to which the Company agreed to acquire all of the issued and outstanding shares of capital stock of Nepal Naamche (the “Second Acquisition,” and together with the First Acquisition, the “Acquisitions”), in exchange for $50,000 in cash payable to each Seller based on such Seller’s Relative Share (as defined in the Second Purchase Agreement) (the “Nepal Naamche Purchase Price,” and together with the U.S. Naamche Purchase Price, the “Purchase Price”).

Naamche has assisted the Company in researching and developing its proprietary algorithms and other technologies.

The closing of the Acquisitions is subject to the satisfaction or waiver of certain closing conditions set out in the Purchase Agreements, which with respect to the Second Purchase Agreement, includes the receipt of regulatory approval from the Department of Industries of Nepal for the transactions contemplated by the Second Purchase Purchase Agreement. Furthermore, the closing of the First Acquisition is contingent upon the satisfaction or waiver of all of the closing conditions set out in the Second Purchase Agreement. As a result of the Acquisitions, the Company will own 100% of the issued and outstanding shares of capital stock of Naamche, and both entities will be wholly-owned subsidiaries of the Company.

Additionally, following the closing of the Acquisitions, the Sellers will be required to indemnify the Company and its affiliates (including, after the closing of the Acquisitions, Naamche) for any Losses (as defined in the Purchase Agreements) arising out of breaches by the Sellers of their respective covenants and certain other matters specified in the Purchase Agreements, subject to certain limitations and exclusions as identified therein. The Company’s aggregate maximum liability under the Purchase Agreements, however, will not in any event exceed the amount of the Purchase Price. The Company will also have the right to set-off any amount owed by the Sellers in connection with the Purchase Agreements, including any Losses for which the Company is entitled to indemnification, against any amount owed by the Company to any Seller under the Purchase Agreement (including, but not limited to, any portion of the Purchase Price).

Purchase Agreements contain additional representations and warranties, covenants and conditions, in each case, customary for transactions of this type, which were qualified by disclosure schedules subject to materiality standards set forth in each of the Purchase Agreements. Further, for a period of 3 years from the Closing Date (the “Non-Compete Period”), the Sellers will be subject to non-compete and non-solicitation restrictions in accordance with terms of the Purchase Agreements.

The foregoing description of the First Purchase Agreement and Second Purchase Agreement in this Current Report on Form 8-K (this “Form 8-K”) does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to the full text of the First Purchase Agreement and Second Purchase Agreement, copies of which are attached hereto as Exhibits 10.1 and 10.2, respectively, and incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities.

The information included in Item 1.01 of this Form 8-K is incorporated by reference into this Item 3.02 to the extent required. The issuance of the Shares under the First Purchase Agreement will be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) in reliance on Regulation S thereof. Each Seller represented to the Company, among other things, that such Seller not a “U.S. Person” (as defined in Rule 902(k) promulgated under the Securities Act) and that such Seller will be acquiring the Shares for investment purposes and not with a view to, or for sale in connection with any distribution thereof. Appropriate legends will be affixed to any certificates or other statements evidencing the Shares.

Item 8.01 Other Events.

On December 4, 2023, the Company issued a press release announcing the execution of the Purchase Agreements for the Acquisitions. A copy of the press release is attached as Exhibit 99.1 and is incorporated herein by reference.

Forward-Looking Statements

The information contained in this Form 8-K and the exhibits attached hereto contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements related to the closing of the Acquisitions, which is subject to the satisfaction of customary closing conditions and the approval from the Nepalese government. The words “intend,” “may,” “should,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other comparable terminology are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. While the Company believes its plans, intentions and expectations reflected in those forward-looking statements are reasonable, these plans, intentions or expectations may not be achieved. The Company’s actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements. For information about the factors that could cause such differences, please refer to the Company’s filings with the SEC. Given these uncertainties, you should not place undue reliance on these forward-looking statements. The Company assumes no obligation to update any forward-looking statement.

Item 9.01 Financial Statements and Exhibits.

(a) Financial statements of businesses acquired.

The Company has determined that the Acquisitions, separately and together, will not constitute an acquisition of a significant amount of assets (as defined in Instruction 4 of Item 2.01) and, as such, financial statements contemplated by Item 9.01 of Form 8-K are not required to be reported by Form 8-K with respect to such acquisitions.

(b) Pro forma financial information.

The Company has determined that the Acquisitions, separately and together, will not constitute an acquisition of a significant amount of assets (as defined in Instruction 4 of Item 2.01) and, as such, pro forma financial information contemplated by Item 9.01 of Form 8-K is not required to be reported by Form 8-K with respect to such acquisitions.

(d) Exhibits

Exhibit Number	Description
10.1*	Stock Purchase Agreement, dated as of December 3, 2023, among reAlpha Tech Corp., Naamche, Inc., the Sellers and the Sellers’ Representative.
10.2*	Stock Purchase Agreement, dated as of December 3, 2023, among reAlpha Tech Corp., Naamche, Inc. Pvt. Ltd., the Sellers and the Sellers’ Representative.
99.1	Press Release, dated December 4, 2023.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	The schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 4, 2023	reAlpha Tech Corp.

	By:	/s/ Giri Devanur
Giri Devanur
Chief Executive Officer

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